Exhibit 99.1
Baidu Announces Fourth Quarter and Fiscal Year 2007 Results
BEIJING, China, February 14, 2008 — Baidu.com, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20071.
Fourth Quarter and Fiscal Year 2007 Highlights
•	Total revenues in the fourth quarter 2007 increased to RMB571.1 million ($78.3 million), representing a 110.5% increase from the corresponding period in 2006.

•	Total revenues in fiscal year 2007 increased to RMB1,744.4 million ($239.1 million), representing a 108.2% increase from 2006.

•	Net income in the fourth quarter 2007 increased to RMB219.8 million ($30.1 million), representing a 79.0% increase from the corresponding period in 2006. Diluted earnings per share (“EPS”) for the fourth quarter 2007 was RMB6.32 ($0.87); diluted EPS excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2007 was RMB6.70 ($0.92). Costs and expenses related to Baidu’s Japan operations for the fourth quarter of 2007 were RMB25.2 million ($3.5 million), which reduced diluted EPS by RMB0.73 ($0.10).

•	Net income in fiscal year 2007 increased to RMB629.0 million ($86.2 million), representing a 108.4% increase from 2006. Diluted EPS for 2007 was RMB18.11 ($2.48); diluted EPS excluding share-based compensation expenses (non-GAAP) for 2007 was RMB19.26 ($2.64). Costs and expenses related to Baidu’s Japan operations for 2007 were RMB73.4 million ($10.1 million), which reduced diluted EPS by RMB2.11 ($0.29).

•	The number of active online marketing customers during the fourth quarter grew to over 155,000, an increase of 8.4% from the previous quarter.
“We are pleased to report another quarter of solid results, with healthy earnings growth demonstrating the scalability of our business model,” said Robin Li, Baidu’s chairman and CEO. “These results were driven by our continued strategy of enhancing our product and service offerings to ensure the best user experience. Our efforts were rewarded by increases in our user traffic and expansion of our market share, further strengthening our position as the leader in Chinese language search.”
Mr. Li continued, “During the fourth quarter, we achieved strong revenue growth alongside a steady increase in our number of online marketing customers. As we continue to focus on best serving our users and customers, and as we consistently provide relevant new products and services while exploring opportunities for value-adding partnerships, we expect to continue taking advantage of growth opportunities to ensure sustained strong growth over the long term.”

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2946 to US$1.00, the effective noon buying rate as of December 31, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Fourth Quarter 2007 Results
Baidu reported total revenues of RMB571.1 million ($78.3 million) for the fourth quarter ended December 31, 2007, representing a 110.5% increase from the corresponding period in 2006.
Online marketing revenues for the fourth quarter were RMB569.6 million ($78.1 million), representing a 111.2% increase from the fourth quarter 2006. The growth was driven by the increases in both the number of active online marketing customers and revenue per customer. Baidu had more than 155,000 active online marketing customers in the fourth quarter of 2007, representing an 8.4% increase from the previous quarter and 43.5% from the corresponding period in 2006. Revenue per online marketing customer for the fourth quarter increased to approximately RMB3,700 ($507.2), a sequential increase of 5.7% and an increase of 48.0% from the corresponding period in 2006.
Traffic acquisition cost (TAC) as a component of cost of revenues was RMB72.3 million ($9.9 million), representing 12.7% of total revenues, compared to 8.7% in the corresponding period in 2006. The increase in TAC as a percentage of total revenues primarily reflects the continued growth of revenue contribution from Baidu Union members.
Bandwidth costs as a component of cost of revenues was RMB 35.9 million ($4.9 million), representing 6.3% of total revenues, compared to 4.7% in the corresponding period in 2006. Depreciation costs as a component of cost of revenues was RMB46.7 million ($6.4 million), representing 8.2% of total revenues, compared to 6.2% in the corresponding period in 2006. The increase in bandwidth and depreciation costs as percentages of total revenues reflects expansion of network capacity to support Baidu’s long-term growth.
Selling, general and administrative expenses were RMB132.2 million ($18.1 million), representing an increase of 86.2% from the corresponding period in 2006, primarily due to expansion of the direct sales force.
Research and development expenses were RMB46.5 million ($6.4 million), representing a 122.7% increase from the corresponding period in 2006, primarily due to an increase in research and development staff.
Share-based compensation expenses, which were allocated to related operating cost and expense line items, increased in aggregate to RMB13.3 million ($1.8 million) in the fourth quarter of 2007 from RMB7.4 million in the corresponding period in 2006. The increase in share-based compensation expenses primarily reflects increased options grants during the quarter.
Operating profit was RMB176.3 million ($24.2 million), representing a 73.3% increase from the corresponding period in 2006. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB189.6 million ($26.0 million) for the fourth quarter of 2007, a 73.8% increase from the corresponding period in 2006.
Income tax benefit was RMB18.6 million ($2.5 million), which was primarily attributable to the receipt of a reinvestment incentive tax refund of RMB21.2 million ($2.9 million) in the fourth quarter.
Net income was RMB219.8 million ($30.1 million), representing a 79.0% increase from the corresponding period in 2006. Basic and diluted EPS for the fourth quarter of 2007 amounted to RMB6.45 ($0.88) and RMB6.32 ($0.87), respectively.

Net income excluding share-based compensation expenses (non-GAAP) was RMB233.1 million ($32.0 million), a 79.1% increase from the corresponding period in 2006. Basic and diluted EPS excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2007 were RMB6.84 ($0.94) and RMB6.70 ($0.92), respectively.
As of December 31, 2007, the Company had cash, cash equivalents and short-term investments of RMB1.6 billion ($218.3 million). Net operating cash inflow and capital expenditures for the fourth quarter of 2007 were RMB334.6 million ($45.9 million) and RMB166.2 million ($22.8 million), respectively.
Adjusted EBITDA (non-GAAP), which is defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, were RMB247.0 million ($33.9 million) for the fourth quarter of 2007, representing an 87.0% increase from the corresponding period in 2006.
Fiscal Year 2007 Results
Total revenues in 2007 were RMB1,744.4 million ($239.1 million), representing a 108.2% increase from 2006.
Online marketing revenues in 2007 were RMB1,741.0 million ($238.7 million), representing a 110.1% increase from 2006. The growth was driven by the increases in both the number of active online marketing customers and revenue per customer. Baidu had more than 214,000 active online marketing customers in 2007, representing a 49.7% increase from 2006. Revenue per online marketing customer for 2007 increased to RMB8,100 ($1110.4), an increase of 39.7% from 2006.
Traffic acquisition costs in 2007 were RMB204.7 million ($28.1 million), representing 11.7% of total revenues compared to 9.0% in 2006. The increase in TAC as a percentage of total revenues primarily reflects the continued growth of revenue contribution from Baidu Union members.
Selling, general and administrative expenses in 2007 were RMB411.2 million ($56.4 million), representing an increase of 64.3% from the previous year, mainly due to expansion of the direct sales force and strengthening of the distributor network.
Research and development expenses totaled RMB140.7 million ($19.3 million) in 2007, representing a 77.6% increase from 2006 primarily due to an increase in research and development staff.
Operating profit in 2007 was RMB547.2 million ($75.0 million), a 108.1% increase from 2006. Operating profit excluding share-based compensation expenses (non-GAAP) in 2007 was RMB587.0 million ($80.5 million), representing an 88.7% increase from 2006.
Net income in 2007 was RMB629.0 million ($86.2 million), representing a 108.4% increase from 2006. Basic and diluted EPS for 2007 amounted to RMB18.57 ($2.55) and RMB18.11 ($2.48), respectively.
Net income excluding share-based compensation expenses (non-GAAP) in 2007 was RMB668.8 million ($91.7 million), reflecting a 93.6% increase from 2006. Basic and diluted EPS excluding share-based compensation expenses (non-GAAP) in 2007 were RMB19.75 ($2.71) and RMB19.26 ($2.64), respectively.
Full year net operating cash inflow and capital expenditures were RMB979.5 million ($134.3 million) and RMB569.1 million ($78.0 million), respectively.

Adjusted EBITDA (non-GAAP) was RMB768.0 million ($105.3 million) in 2007, representing a 101.2% increase from 2006.
Outlook for First Quarter 2008
Baidu currently expects to generate total revenues in an amount ranging from RMB533 million ($73.1 million) to RMB548 million ($75.1 million) for the first quarter of 2008, representing an 93% to 99% increase from the corresponding period in 2007. This forecast reflects Baidu’s current and preliminary view, which is subject to change.
Conference Call Information
Baidu’s management will hold an earnings conference call at 8 PM on February 13, 2008 U.S. Eastern Standard Time (9 AM on February 14, 2008 Beijing/Hong Kong time).
Dial-in details for the conference call are as follows:
US: +1.617.614.3453
UK: +44.207.365.8426
Hong Kong: +852.3002.1672
Passcode for all regions: 47462262
A replay of the conference call may be accessed by phone at the following number until 10 PM on February 20, 2008 U.S. Eastern Standard Time.
International: +1 617 801 6888
Passcode: 56506980
Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.
About Baidu
Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, currently trade on the NASDAQ Global Select Market under the symbol “BIDU”.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for first quarter 2008 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain users and customers; competition in the Chinese language Internet search market; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; and Chinese governmental policies relating to the Internet and Internet content providers. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of February 14, 2008, and Baidu undertakes no duty to update such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.
Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu computes its non-GAAP financial measures using the same consistent method from quarter to quarter, except that the non-GAAP measures for the quarter ended March 31, 2006 reflected the one-time cumulative effect of change in accounting principle due to our adoption of SFAS 123(R) since January 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. A limitation of using non-GAAP Adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For investor inquiries please contact:
Linda Sun
Baidu.com, Inc.
Tel: (8610) 8262 1188
ir@baidu.com
For investor and media inquiries please contact:
China
Helen Plummer
Ogilvy Public Relations Worldwide (Beijing)
Tel: +86-10-8520-3090
Helen.plummer@ogilvy.com
US
Thomas Smith
Ogilvy Public Relations Worldwide (New York)
Tel: 1 (212) 880 5269
thomas.smith@ogilvypr.com

Baidu.com, Inc.
Condensed Consolidated Balance Sheets

	December 31,	September 30,	December 31,
(in RMB thousands)	2007	2007	2006
	Unaudited	Unaudited	Audited

ASSETS
Current assets:
Cash and cash equivalents	1,350,600	1,301,072	1,136,274
Short-term investments	242,037	128,168	85,339
Accounts receivable, net	64,274	50,615	23,051
Prepaid expenses and other current assets	65,996	109,354	32,339
Deferred tax assets, net	2,587	1,866	1,734

Total current assets	1,725,494	1,591,075	1,278,737

Non-current assets:
Fixed assets, net	678,886	494,852	191,734
Land use right, net	96,472	96,960	92,400
Intangible assets, net	40,460	37,715	44,386
Goodwill	51,093	51,097	47,316
Investments, net	15,439	5,697	—
Deferred tax assets, net	15,716	8,745	5,802
Other non-current assets	32,348	51,830	7,702

Total non-current assets	930,414	746,896	389,340

TOTAL ASSETS	2,655,908	2,337,971	1,668,077

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	359,310	302,455	153,141
Customers’ deposits	257,577	229,408	141,185
Deferred revenue	11,832	11,295	2,583
Deferred income	2,485	3,206	4,090

Total current liabilities	631,204	546,364	300,999

Non-current liabilities:
Long-term payable	3,000	3,000	7,000
Deferred income	332	634	2,817

Total non-current liabilities	3,332	3,634	9,817

Total liabilities	634,536	549,998	310,816

Shareholders’ equity
Class A Ordinary Shares, Par value US$0.00005 per share, 825,000,000 shares authorized, and 22,574,381 shares and 25,136,147 shares issued and outstanding as at December 31, 2006 and December 31, 2007	10	10	9
Class B Ordinary Shares, Par value US$0.00005 per share, 35,400,000 shares authorized, and 11,130,018 shares and 8,996,842 shares issued and outstanding as at December 31, 2006 and December 31, 2007	4	4	5
Additional paid-in capital	1,171,575	1,140,499	1,088,176
Accumulated other comprehensive income/(loss)	(81,953)	(64,438)	(33,697)
Retained earnings	931,736	711,898	302,768

Total shareholders’ equity	2,021,372	1,787,973	1,357,261

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,655,908	2,337,971	1,668,077

Baidu.com, Inc.
Condensed Consolidated Statements of Income

	For the Three Months Ended			Twelve Months Ended
	December 31,	December 31,	September 30,	December 31,	December 31,
(in RMB thousands except for share, per share information)	2007	2006	2007	2007	2006
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Revenues:
Online marketing services	569,588	269,754	496,120	1,741,021	828,484
Other services	1,474	1,552	410	3,404	9,354

Total revenues	571,062	271,306	496,530	1,744,425	837,838

Operating costs and expenses:
Cost of revenues (note 1, 2)	(216,012)	(77,669)	(180,704)	(645,406)	(245,489)
Selling, general and administrative (note 2)	(132,230)	(70,999)	(110,312)	(411,163)	(250,240)
Research and development (note 2)	(46,535)	(20,899)	(37,433)	(140,702)	(79,231)

Total operating costs and expenses	(394,777)	(169,567)	(328,449)	(1,197,271)	(574,960)

Operating profit	176,285	101,739	168,081	547,154	262,878

Other income:
Interest income	12,846	12,016	12,188	49,009	42,354
Other income, net	12,146	3,048	4,040	20,053	4,187

Total other income	24,992	15,064	16,228	69,062	46,541

Income before income taxes	201,277	116,803	184,309	616,216	309,419

Income taxes	18,561	6,000	(2,580)	12,752	(12,256)

Cumulative effect of change in accounting principle	—	—	—	—	4,603

Net income	219,838	122,803	181,729	628,968	301,766

Earnings per share for Class A and Class B ordinary shares:
Basic	6.45	3.65	5.35	18.57	9.06
Diluted	6.32	3.54	5.23	18.11	8.75

Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic	34,087,848	33,666,239	33,983,137	33,872,611	33,290,696
Diluted	34,797,946	34,711,753	34,763,639	34,724,364	34,506,594

(1) Cost of revenues are detailed as follows:
Business tax and surcharges	(36,614)	(16,357)	(30,702)	(108,783)	(51,833)
Traffic acquisition costs	(72,299)	(23,631)	(59,155)	(204,693)	(75,180)
Bandwidth costs	(35,857)	(12,656)	(31,837)	(117,554)	(40,005)
Depreciation costs	(46,662)	(16,898)	(40,654)	(147,115)	(51,574)
Operational costs	(23,820)	(7,931)	(17,979)	(65,544)	(25,481)
Share-based compensation expenses	(760)	(196)	(377)	(1,717)	(1,416)

Total cost of revenues	(216,012)	(77,669)	(180,704)	(645,406)	(245,489)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(760)	(196)	(377)	(1,717)	(1,416)
Selling, general and administrative	(5,539)	(6,166)	(68)	(17,371)	(32,970)
Research and development	(6,986)	(992)	(5,027)	(20,760)	(13,894)

Total share-based compensation expenses	(13,285)	(7,354)	(5,472)	(39,848)	(48,280)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended December 31, 2006			Three months ended September 30, 2007			Three months ended December 31, 2007			Twelve months ended December 31, 2007			Twelve months ended December 31, 2006
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results

Operating profit	101,739	7,354	109,093	168,081	5,472	173,553	176,285	13,285	189,570	547,154	39,848	587,002	262,878	48,280	311,158

	Three months ended December 31, 2006			Three months ended September 30, 2007			Three months ended December 31, 2007			Twelve months ended December 31, 2007			Twelve months ended December 31, 2006
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results

Net income	122,803	7,354	130,157	181,729	5,472	187,201	219,838	13,285	233,123	628,968	39,848	668,816	301,766	43,677	345,443

(*)	The adjustment is only for share-based compensation and cumulative effect of change in accounting principle.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of	Twelve months ended	As a % of	Twelve months ended	As a % of
	December 31, 2006	total revenues	September 30, 2007	total revenues	December 31, 2007	total revenues	December 31, 2007	total revenues	December 31, 2006	total revenues
Net cash provided by operating activities	170,835	63%	254,870	51%	334,609	59%	979,478	56%	526,144	63%

Changes in assets and liabilities, net of effects of acquisitions	(17,721)	-7%	(17,800)	-4%	(44,063)	-8%	(129,713)	-7%	(110,264)	-13%
Income taxes expenses	(6,000)	-2%	2,580	1%	(18,561)	-3%	(12,752)	-1%	12,256	1%
Interest income and other, net	(15,064)	-6%	(16,228)	-3%	(24,992)	-4%	(69,062)	-4%	(46,541)	-6%

Adjusted EBITDA	132,050	48%	223,422	45%	246,993	44%	767,951	44%	381,595	45%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, share-based compensation expenses and cumulative effect of change in accounting principle.